# Dreyfus Florida Municipal Money Market Fund

**SEMIANNUAL REPORT** May 31, 2006



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The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

# Contents

## THE FUND

## FOR MORE INFORMATION

# The Fund



## LETTER FROM THE CHAIRMAN

Dear Shareholder:

We are pleased to present this semiannual report for Dreyfus Florida Municipal Money Market Fund, covering the six-month period from December 1, 2005, through May 31, 2006.

Since June 2004, the Federal Reserve Board (the "Fed") has attempted to manage U.S. economic growth and forestall potential inflation by gradually raising short-term interest rates. In our view, the Fed's shift from a stimulative monetary policy to a neutral one has so far been successful: the economy has grown at a moderate pace, the unemployment rate has dropped, corporate profits have risen, and inflation has generally remained in check despite recent cost pressures stemming from higher energy and import prices.

As we near the second half of the year, the financial markets appear more likely to be influenced not by what the Fed already has accomplished, but by investors' expectations of what is to come, including the Fed's decision to increase rates further, maintain them at current levels or reduce them to stimulate future growth. We believe that this decision will depend largely on the outlook for core inflation in 2007. The Fed probably can stand pat as long as it expects inflation to remain subdued. But if inflationary pressures continue to build, the Fed may choose to tighten monetary policy further.

For information about how the fund performed during the reporting period, as well as market perspectives, we have provided a Discussion of Fund Performance given by the fund's portfolio manager.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
June 15, 2006



## DISCUSSION OF FUND PERFORMANCE

Joseph Irace, Portfolio Manager

### How did Dreyfus Florida Municipal Money Market Fund perform during the period?

For the six-month period ended May 31, 2006, the fund produced an annualized yield of 2.67%. Taking into account the effects of compounding, the fund produced an annualized effective yield of 2.70%.[1]

We attribute the fund's results to rising short-term interest rates in a recovering economy as well as supply-and-demand factors affecting tax-exempt money market instruments.

### What is the fund's investment approach?

The fund seeks as high a level of current income exempt from federal income tax as is consistent with the preservation of capital and the maintenance of liquidity.

To pursue this goal, the fund normally invests at least 80% of its net assets in municipal obligations that provide income exempt from federal income tax, and which enable the fund's shares to be exempt from the Florida intangible personal property tax. In so doing, we employ two primary strategies. First, we attempt to add value by constructing a portfolio of high-quality, tax-exempt money market instruments in which the fund invests. Second, we actively manage the fund's average maturity based on our anticipation of supply-and-demand changes in Florida's short-term municipal marketplace.

For example, if we expect an increase in short-term supply, we may decrease the average maturity of the fund, which could enable the fund to take advantage of opportunities when short-term supply increases. Yields generally tend to rise when there is an increase in new-issue supply competing for investor interest. New securities that are generally issued with maturities in the one-year range may in turn cause us to lengthen the fund's average maturity if purchased. If we anticipate limited new-issue supply, we may then look to extend the fund's average maturity in an effort to take advantage of then-current yields. At other times, we try to maintain an average maturity that reflects our view of short-term interest-rate trends and future supply-and-demand considerations.

## What other factors influenced the fund's performance?

While inflation appeared to be subdued at the end of 2005, inflation-related concerns intensified over the first five months of 2006 as the U.S. economic expansion gained momentum and energy prices surged to record highs. In its ongoing attempts to forestall an acceleration of inflation, the Federal Reserve Board (the "Fed") raised short-term interest rates four times, driving the overnight federal funds rate to 5% by the reporting period's end.

Yields of tax-exempt money market instruments generally rose along with interest rates, reaching their highest levels in five years. However, yields of shorter-dated money market securities climbed more sharply than longer-dated securities, causing yield differences along the tax-exempt money market yield spectrum to narrow toward historical lows. By the end of the reporting period there was little difference in the yields of tax-exempt securities with maturities between six months and four years. Investors therefore continued to focus primarily on instruments maturing in six months or less. Even institutional investors who normally favor longer-term securities began to purchase tax-exempt money market securities, adding to demand and putting downward pressure on yields.

Due to low yields from very short-term, floating-rate instruments, we tended to focus on tax-exempt commercial paper and seasoned municipal notes and bonds maturing over six to nine months. We occasionally found opportunities among instruments with somewhat longer maturities, enabling us to construct a "laddered" portfolio of securities scheduled to mature at different times. This strategy is designed to help protect the fund's yield while ensuring that cash remains available for redemptions and new investments.

Finally, Florida's fiscal condition continued to benefit from the recovering economy, helping to reduce unemployment and boost corporate and personal incomes. Rising tax revenues have helped relieve any lingering budget pressures, reducing Florida's short-term financing needs. At the same time, demand for Florida money market securities remained robust from individual and institutional investors, helping to keep yields relatively low.

## What is the fund's current strategy?

While recent data suggested that the U.S. economy remains on a path of sustainable growth, the economy and the Fed have sent mixed messages with regard to inflation and the possibility that the rate of economic expansion may begin to slow. As a result, while it currently appears that at least one or two additional rate hikes are likely, we believe that short-term interest rates are unlikely to rise substantially above current levels, especially if high energy prices curtail consumer spending. In addition, we expect issuance volume to increase during the summer when a number of states and municipalities traditionally come to market, which could cause yields to rise. Therefore, should we become convinced that interest rates have peaked, we are prepared to extend the fund's weighted average maturity in an attempt to lock in high current yields.

June 15, 2006

*An investment in the fund is not insured or guaranteed by the FDIC or any other government agency. Although the fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the fund.*

1 *Annualized effective yield is based upon dividends declared daily and reinvested monthly. Past performance is no guarantee of future results. Yields fluctuate. Some income may be subject to the federal alternative minimum tax (AMT) for certain investors. Yield provided reflects the absorption of certain fund expenses by The Dreyfus Corporation pursuant to an undertaking in effect that may be extended, terminated or modified at any time. Had these expenses not been absorbed, the fund would have produced an annualized yield of 2.66% and an annualized effective yield of 2.70%.*

# UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

*As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.*

## Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Florida Municipal Money Market Fund from December 1, 2005 to May 31, 2006. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

**Expenses and Value of a $1,000 Investment**
assuming actual returns for the six months ended May 31, 2006

| | |
|---|---|
| Expenses paid per $1,000† | $ 2.91 |
| Ending value (after expenses) | $1,013.40 |

# COMPARING YOUR FUND'S EXPENSES WITH THOSE OF OTHER FUNDS (Unaudited)

## Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

**Expenses and Value of a $1,000 Investment**
assuming a hypothetical 5% annualized return for the six months ended May 31, 2006

| | |
|---|---|
| Expenses paid per $1,000† | $ 2.92 |
| Ending value (after expenses) | $1,022.04 |

† *Expenses are equal to the fund's annualized expense ratio of .58%, multiplied by the average account value over the period, multiplied by 182/365 (to reflect the one-half year period).*

# STATEMENT OF INVESTMENTS

May 31, 2006 (Unaudited)

| Short-Term Investments—101.6% | Coupon Rate (%) | Maturity Date | Principal Amount ($) | Value ($) |
|---|---|---|---|---|
| Alachua County, Industrial Revenue (North Central Florida YMCA) (LOC; SouthTrust Bank) | 3.58 | 6/7/06 | 1,745,000 [a] | 1,745,000 |
| Alachua Housing Finance Authority, MFHR (Edenwood Park Project) (Liquidity Facility; Merrill Lynch) | 3.60 | 6/7/06 | 3,385,000 [a,b] | 3,385,000 |
| Brevard County, Revenue (Holy Trinity Episcopal Academy Project) (LOC; Wachovia Bank) | 3.53 | 6/7/06 | 955,000 [a] | 955,000 |
| Brevard County Health Facilities Authority, Health Care Facilities Revenue (Liquidity Facility; Merrill Lynch) | 3.54 | 6/7/06 | 5,000,000 [a,b] | 5,000,000 |
| Brevard County School District, TAN | 3.95 | 6/30/06 | 12,075,000 | 12,081,940 |
| Broward County, IDR (GB Instruments Inc. Project) (LOC; Bank of America) | 3.62 | 6/7/06 | 1,960,000 [a] | 1,960,000 |
| Broward County, Sales Tax Revenue, CP (Liquidity Facility; Dexia Credit Locale) | 3.05 | 6/1/06 | 1,587,000 | 1,587,000 |
| Broward County, Sales Tax Revenue, CP (Liquidity Facility; Dexia Credit Locale) | 3.25 | 6/1/06 | 4,250,000 | 4,250,000 |
| Broward County Housing Finance Authority, MFHR (Cypress Grove Apartments Project) (Liquidity Facility; Sun America Inc.) | 3.62 | 6/7/06 | 15,000,000 [a] | 15,000,000 |
| Broward County Housing Finance Authority, MFHR (Golf View Gardens Apartments Project) (LOC; Regions Bank) | 3.57 | 6/7/06 | 8,500,000 [a] | 8,500,000 |
| Broward County Housing Finance Authority, SFMR (Merlots Program) (Insured: FNMA and GNMA and Liquidity Facility; Wachovia Bank) | 3.54 | 6/7/06 | 10,000 [a,b] | 10,000 |

| Short-Term Investments (continued) | Coupon Rate (%) | Maturity Date | Principal Amount ($) | Value ($) |
|---|---|---|---|---|
| Capital Trust Agency, Multifamily Revenue (Liquidity Facility; Merrill Lynch Capital Services and LOC; Merrill Lynch) | 3.56 | 6/7/06 | 12,000,000 a,b | 12,000,000 |
| Collier County Housing Finance Authority, MFHR (George Washington Carver Apartments) (LOC; PNC Bank) | 3.34 | 6/7/06 | 3,000,000 a | 3,000,000 |
| Collier County Industrial Development Authority, IDR (March Project) (LOC; Wachovia Bank) | 3.63 | 6/7/06 | 2,900,000 a | 2,900,000 |
| Dade County Industrial Development Authority, IDR (U.S. Holdings Inc. Project) (LOC; SunTrust Bank) | 3.62 | 6/7/06 | 825,000 a | 825,000 |
| Escambia County Housing Finance Authority, SFMR (Merlots Program) (Insured: FNMA and GNMA and Liquidity Facility; Wachovia Bank) | 3.54 | 6/7/06 | 2,180,000 a,b | 2,180,000 |
| Florida Department of Environmental Protection, Florida Forever Revenue (Insured; AMBAC) | 3.98 | 7/1/06 | 140,000 | 140,079 |
| Florida Department of Environmental Protection, Preservation 2000 Revenue (Insured; FGIC) | 5.15 | 7/1/06 | 100,000 | 100,808 |
| Florida Department of Environmental Protection, Preservation 2000 Revenue, Refunding (Insured; AMBAC) | 5.30 | 7/1/06 | 245,000 | 245,399 |
| Florida Development Finance Corporation, IDR (Air Technology) (LOC; Wachovia Bank) | 3.63 | 6/7/06 | 2,000,000 a | 2,000,000 |
| Florida Development Finance Corporation, IDR (Atlantic Truss Group, LLC Project) (LOC; Wachovia Bank) | 3.63 | 6/7/06 | 3,075,000 a | 3,075,000 |

| Short-Term Investments (continued) | Coupon Rate (%) | Maturity Date | Principal Amount ($) | Value ($) |
|---|---|---|---|---|
| Florida Development Finance Corporation, IDR (Byrd Technologies Inc.) (LOC; Wachovia Bank) | 3.63 | 6/7/06 | 1,390,000 [a] | 1,390,000 |
| Florida Development Finance Corporation, IDR (Downey Glass Industries) (LOC; Wachovia Bank) | 3.63 | 6/7/06 | 770,000 [a] | 770,000 |
| Florida Development Finance Corporation, IDR (DSLA Realty LC Project) (LOC; SunTrust Bank) | 3.62 | 6/7/06 | 1,270,000 [a] | 1,270,000 |
| Florida Development Finance Corporation, IDR (Energy Planning Associates) (LOC; Wachovia Bank) | 3.63 | 6/7/06 | 1,340,000 [a] | 1,340,000 |
| Florida Development Finance Corporation, IDR (Enterprise 2650 LLC Project) (LOC; Wachovia Bank) | 3.63 | 6/7/06 | 1,020,000 [a] | 1,020,000 |
| Florida Development Finance Corporation, IDR (Florida Food Products, Inc. Project) (LOC; Wachovia Bank) | 3.39 | 6/7/06 | 2,200,000 [a] | 2,200,000 |
| Florida Development Finance Corporation, IDR (Florida Steel Project) (LOC; Wachovia Bank) | 3.63 | 6/7/06 | 915,000 [a] | 915,000 |
| Florida Development Finance Corporation, IDR (Increte LLC Project) (LOC; Wachovia Bank) | 3.63 | 6/7/06 | 2,055,000 [a] | 2,055,000 |
| Florida Development Finance Corporation, IDR (Jamivon Properties Inc. Project) (LOC; Wachovia Bank) | 3.63 | 6/7/06 | 1,600,000 [a] | 1,600,000 |
| Florida Development Finance Corporation, IDR (Kelray Real Estate Project) (LOC; Wachovia Bank) | 3.63 | 6/7/06 | 870,000 [a] | 870,000 |
| Florida Development Finance Corporation, IDR (Octex Corporation Project) (LOC; Wachovia Bank) | 3.63 | 6/7/06 | 150,000 [a] | 150,000 |

| Short-Term Investments (continued) | Coupon Rate (%) | Maturity Date | Principal Amount ($) | Value ($) |
|---|---|---|---|---|
| Florida Development Finance Corporation, IDR (R.L. Smith Investments LLC Project) (LOC; SunTrust Bank) | 3.62 | 6/7/06 | 930,000 [a] | 930,000 |
| Florida Development Finance Corporation, IDR (Retro Elevator Corporation Project) (LOC; Wachovia Bank) | 3.63 | 6/7/06 | 795,000 [a] | 795,000 |
| Florida Development Finance Corporation, IDR (Suncoast Bakeries Inc. Project) (LOC; SunTrust Bank) | 3.57 | 6/7/06 | 800,000 [a] | 800,000 |
| Florida Development Finance Corporation, IDR (Trese Inc. Project) (LOC; Wachovia Bank) | 3.63 | 6/7/06 | 980,000 [a] | 980,000 |
| Florida Development Finance Corporation, IDR (Twin Vee PowerCats, Inc. Project) (LOC; SunTrust Bank) | 3.37 | 6/7/06 | 1,720,000 [a] | 1,720,000 |
| Florida Development Finance Corporation, IDR (University of Southern Florida Foundation) (LOC; SunTrust Bank) | 3.63 | 6/7/06 | 1,000,000 [a] | 1,000,000 |
| Florida Development Finance Corporation, IDR, Refunding (Charlotte Community Project) (LOC; SunTrust Bank) | 3.52 | 6/7/06 | 1,320,000 [a] | 1,320,000 |
| Florida Ports Financing Commission, Revenue (State Transportation Trust Fund-Intermodal Program) (Insured; FGIC) | 4.57 | 10/1/06 | 250,000 | 251,620 |
| Florida State Board of Education, Public Education Capital Outlay, GO Note | 4.00 | 6/1/06 | 100,000 | 100,000 |
| Florida State Board of Education, Public Education Capital Outlay, GO Note | 5.50 | 6/1/06 | 100,000 | 100,000 |
| Florida State Board of Education, Public Education Capital Outlay, GO Note | 6.43 | 6/1/06 | 200,000 | 200,000 |

| Short-Term Investments (continued) | Coupon Rate (%) | Maturity Date | Principal Amount ($) | Value ($) |
|---|---|---|---|---|
| Florida State Board of Education, Public Education Capital Outlay, GO Note (Insured; FGIC) | 3.97 | 6/1/06 | 100,000 | 100,000 |
| Florida State Board of Education, Public Education Capital Outlay, GO Note, Refunding | 4.78 | 6/1/06 | 100,000 | 100,000 |
| Florida State Board of Education, Public Education Capital Outlay, Revenue | 4.00 | 6/1/06 | 1,080,000 | 1,080,000 |
| Gulf Breeze Healthcare Facilities, Revenue (Heritage Healthcare Project) (Liquidity Facility; AIG SunAmerica Assurance) | 3.69 | 6/7/06 | 17,030,000 [a] | 17,030,000 |
| Hillsborough County, Transportation Revenue, CP (Capital Improvement Program) (LOC; State Street Bank and Trust Co.) | 3.00 | 6/1/06 | 12,620,000 | 12,620,000 |
| Hillsborough County Aviation Authority, Revenue (Merlots Program) (Insured; MBIA and Liquidity Facility; Wachovia Bank) | 3.54 | 6/7/06 | 1,980,000 [a,b] | 1,980,000 |
| Hillsborough County Housing Finance Authority, MFHR (Liquidity Facility; Merrill Lynch) | 3.60 | 6/7/06 | 4,515,000 [a,b] | 4,515,000 |
| Hillsborough County Industrial Development Authority, IDR (Allied Aerofoam Project) (LOC; Wachovia Bank) | 3.58 | 6/7/06 | 2,650,000 [a] | 2,650,000 |
| Hillsborough County Industrial Development Authority, IDR (Seaboard Tampa Terminals) (LOC; Wachovia Bank) | 3.62 | 6/7/06 | 4,000,000 [a] | 4,000,000 |
| Hillsborough County Industrial Development Authority, IDR, Refunding (Leslie Controls Inc.) (LOC; SunTrust Bank) | 3.57 | 6/7/06 | 3,535,000 [a] | 3,535,000 |
| Hillsborough County Industrial Development Authority, Recreational Revenue (Tampa Metropolitan Area YMCA Project) (LOC; Bank of America) | 3.52 | 6/7/06 | 800,000 [a] | 800,000 |

| Short-Term Investments (continued) | Coupon Rate (%) | Maturity Date | Principal Amount ($) | Value ($) |
|---|---|---|---|---|
| Jacksonville, CP (LOC; Landesbank Baden-Wuerttemberg) | 3.20 | 6/8/06 | 2,000,000 | 2,000,000 |
| Jacksonville, Educational Facilities Revenue (Edward Waters College Project) (LOC; Wachovia Bank) | 3.53 | 6/7/06 | 4,300,000 [a] | 4,300,000 |
| Jacksonville Economic Development Commission, IDR (Load King Manufacturing Company Inc. Project) (LOC; SouthTrust Bank) | 3.62 | 6/7/06 | 2,520,000 [a] | 2,520,000 |
| Jacksonville Health Facilities Authority, Health Facilities Revenue (River Garden/Coves Project) (LOC; Wachovia Bank) | 3.53 | 6/7/06 | 265,000 [a] | 265,000 |
| JEA, Electric System Revenue, CP (Liquidity Facility; Landesbank Hessen-Thuringen Girozentrale) | 3.22 | 7/20/06 | 5,000,000 | 5,000,000 |
| Lake County Industrial Development Authority, Industrial Revenue (Locklando Door and Millwork) (LOC; Wachovia Bank) | 3.58 | 6/7/06 | 3,320,000 [a] | 3,320,000 |
| Lee County, Airport Revenue (Insured; FSA and Liquidity Facility; Merrill Lynch) | 3.55 | 6/7/06 | 1,275,000 [a,b] | 1,275,000 |
| Lee County Educational Facilities Authority, Educational Facilities Revenue (International College Foundation Inc. Project) (LOC; SunTrust Bank) | 3.32 | 6/7/06 | 2,000,000 [a] | 2,000,000 |
| Lee County Housing Finance Authority, MFHR (Heron Pond Apartments) (LOC; Regions Bank) | 3.57 | 6/7/06 | 6,035,000 [a] | 6,035,000 |
| Lee County Housing Finance Authority, SFHR (Merlots Program) (Insured: FNMA and GNMA and Liquidity Facility; Wachovia Bank) | 3.54 | 6/7/06 | 2,155,000 [a,b] | 2,155,000 |

| Short-Term<br>Investments (continued) | Coupon<br>Rate (%) | Maturity<br>Date | Principal<br>Amount ($) | Value ($) |
|---|---|---|---|---|
| Lee County Housing Finance<br>    Authority, SFMR (Multi-County<br>    Program) (Insured; AMBAC) | 3.37 | 3/1/07 | 12,000,000 | 12,000,000 |
| Lee Memorial Health System,<br>    HR (Lee Memorial Health System) | 3.26 | 6/7/06 | 12,600,000 [a] | 12,600,000 |
| Leesburg,<br>    HR (The Villages Regional<br>    Hospital Project) (Insured;<br>    Radian and Liquidity Facility;<br>    Bank of Nova Scotia) | 3.53 | 6/7/06 | 12,000,000 [a] | 12,000,000 |
| Leon County School District,<br>    GO, Refunding (Insured; FGIC) | 3.98 | 7/1/06 | 600,000 | 600,152 |
| Manatee County,<br>    IDR (Avon Cabinet Corporation<br>    Project) (LOC; Bank of America) | 3.57 | 6/7/06 | 2,100,000 [a] | 2,100,000 |
| Marion County Industrial<br>    Development Authority, IDR<br>    (Universal Forest Products)<br>    (LOC; Wachovia Bank) | 3.63 | 6/7/06 | 2,500,000 [a] | 2,500,000 |
| Miami-Dade County,<br>    Aviation Revenue (Insured;<br>    CIFG and Liquidity Facility;<br>    Merrill Lynch) | 3.55 | 6/7/06 | 2,000,000 [a,b] | 2,000,000 |
| Miami-Dade County Expressway<br>    Authority, Toll System Revenue<br>    (Putters Program) (Insured;<br>    FGIC and Liquidity Facility;<br>    PB Finance Inc.) | 3.55 | 6/7/06 | 2,585,000 [a,b] | 2,585,000 |
| Miami-Dade County Industrial<br>    Development Authority, IDR<br>    (Dutton Press Inc. Project)<br>    (LOC; SunTrust Bank) | 3.57 | 6/7/06 | 1,800,000 [a] | 1,800,000 |
| Miami-Dade County Industrial<br>    Development Authority, IDR<br>    (Futurama Project) (LOC;<br>    SunTrust Bank) | 3.62 | 6/7/06 | 2,115,000 [a] | 2,115,000 |
| Miami-Dade County Industrial<br>    Development Authority, IDR<br>    (Ram Investments Project)<br>    (LOC; Wachovia Bank) | 3.58 | 6/7/06 | 2,910,000 [a] | 2,910,000 |

| Short-Term Investments (continued) | Coupon Rate (%) | Maturity Date | Principal Amount ($) | Value ($) |
|---|---|---|---|---|
| Miami-Dade County Industrial Development Authority, Industrial Revenue (Altira Inc. Project) (LOC; SunTrust Bank) | 3.32 | 6/7/06 | 2,250,000 [a] | 2,250,000 |
| Miami-Dade County Industrial Development Authority, Private Schools Revenue (Gulliver Schools Project) (LOC; Bank of America) | 3.52 | 6/7/06 | 1,050,000 [a] | 1,050,000 |
| Miami-Dade County Industrial Development Authority, SWDR (Waste Management Inc.) (Liquidity Facility; Lloyds TSB Bank PLC) | 3.58 | 6/7/06 | 4,245,000 [a,b] | 4,245,000 |
| North Miami, Educational Facilities Revenue (Miami Country Day School Project) (LOC; Bank of America) | 3.52 | 6/7/06 | 450,000 [a] | 450,000 |
| Orange County Health Facilities Authority, Revenue, CP (LOC; SunTrust Bank) | 3.72 | 10/17/06 | 7,600,000 | 7,600,000 |
| Orange County Industrial Development Authority, Revenue (Lake Highland Preparatory School, Inc. Project) (LOC; Wachovia Bank) | 3.53 | 6/7/06 | 3,050,000 [a] | 3,050,000 |
| Orange County Industrial Development Authority, Revenue (Trinity Preparatory School of Florida, Inc. Project) (LOC; Wachovia Bank) | 3.53 | 6/7/06 | 610,000 [a] | 610,000 |
| Orange County Industrial Development Authority, Revenue (University of Central Florida Foundation Inc. Project) (LOC; Wachovia Bank) | 3.53 | 6/7/06 | 3,985,000 [a] | 3,985,000 |
| Orange County School District, TAN | 4.44 | 9/15/06 | 10,000,000 | 10,040,728 |
| Orlando-Orange County Expressway Authority, Revenue (Putters Program) (Insured; AMBAC and Liquidity Facility; PB Finance Inc.) | 3.55 | 6/7/06 | 4,995,000 [a,b] | 4,995,000 |

| Short-Term Investments (continued) | Coupon Rate (%) | Maturity Date | Principal Amount ($) | Value ($) |
|---|---|---|---|---|
| Palm Beach County, GO (Land Acquisition Program) | 3.70 | 6/1/06 | 100,000 | 100,000 |
| Palm Beach County, IDR, Refunding (Eastern Metal Supply) (LOC; Wachovia Bank) | 3.58 | 6/7/06 | 2,795,000 [a] | 2,795,000 |
| Palm Beach County Educational Facilities Authority, Educational Facilities Revenue (Palm Beach Atlantic College, Inc. Project) (LOC; Bank of America) | 3.52 | 6/7/06 | 11,500,000 [a] | 11,500,000 |
| Palm Beach County School District, GO Note, Refunding (Insured; FGIC) | 3.48 | 8/1/06 | 100,000 | 100,041 |
| Pasco County Educational Facilities Authority, College and University Revenue (Saint Leo University Project) (LOC; Amsouth Bank) | 3.59 | 6/7/06 | 310,000 [a] | 310,000 |
| Pinellas County Housing Finance Authority, MFHR (Alta Largo Apartments Project) (LOC; Amsouth Bank) | 3.55 | 6/7/06 | 7,000,000 [a] | 7,000,000 |
| Pinellas County Housing Finance Authority, SFMR (GIC; Rabobank and Liquidity Facility; Merrill Lynch) | 3.55 | 6/7/06 | 4,790,000 [a,b] | 4,790,000 |
| Pinellas County Industrial Development Authority, IDR (Falcon Enterprises Inc. Project) (LOC; SunTrust Bank) | 3.37 | 6/7/06 | 1,915,000 [a] | 1,915,000 |
| Pinellas County Industrial Development Authority, IDR (Sure-Feed Engineering Project) (LOC; Bank of America) | 3.57 | 6/7/06 | 340,000 [a] | 340,000 |
| Pinellas County Industry Council, IDR (Molex ETC Inc. Project) (LOC; Wachovia Bank) | 3.63 | 6/7/06 | 2,350,000 [a] | 2,350,000 |
| Pinellas County Industry Council, Revenue (Chi Chi Rodriguez Youth Foundation Project) (LOC; Bank of America) | 3.52 | 6/7/06 | 500,000 [a] | 500,000 |

| **Short-Term Investments (continued)** | Coupon Rate (%) | Maturity Date | Principal Amount ($) | Value ($) |
|---|---|---|---|---|
| Pinellas County Industry Council, Revenue (LLC Day School Project) (Insured; Wachovia Bank) | 3.58 | 6/7/06 | 135,000 [a] | 135,000 |
| Polk County Industrial Development Authority, IDR (GSG Investments Project) (LOC; Wachovia Bank) | 3.58 | 6/7/06 | 2,330,000 [a] | 2,330,000 |
| Polk County Industrial Development Authority, IDR (Florida Treatt Inc. Project) (LOC; Bank of America) | 3.57 | 6/7/06 | 4,110,000 [a] | 4,110,000 |
| Putnam County Development Authority, PCR (Seminole Electric Cooperative, Inc. Project) | 3.38 | 6/7/06 | 2,230,000 [a] | 2,230,000 |
| Putnam County Development Authority, PCR (Seminole Electric Cooperative, Inc. Project) | 3.38 | 6/7/06 | 5,335,000 [a] | 5,335,000 |
| Riveria Beach, IDR (K. Rain Manufacturing Project) (LOC; SunTrust Bank) | 3.57 | 6/7/06 | 2,175,000 [a] | 2,175,000 |
| Roaring Fork Municipal Products LLC, Revenue (Insured; AMBAC and Liquidity Facility; The Bank of New York) | 3.62 | 6/7/06 | 7,895,000 [a,b] | 7,895,000 |
| Roaring Fork Municpal Products LLC, Revenue (Insured; MBIA and Liquidity Facility; The Bank of New York) | 3.62 | 6/7/06 | 12,430,000 [a,b] | 12,430,000 |
| Saint John's County Industrial Development Authority, Health Facilites Revenue (Coastal Health Care Investor) (LOC; SunTrust Bank) | 3.58 | 6/7/06 | 1,400,000 [a] | 1,400,000 |

| Short-Term Investments (continued) | Coupon Rate (%) | Maturity Date | Principal Amount ($) | Value ($) |
|---|---|---|---|---|
| Saint John's County Industrial Development Authority, IDR (Bronz-Glow Technologies Project) (LOC; Wachovia Bank) | 3.63 | 6/7/06 | 1,215,000 [a] | 1,215,000 |
| Saint Lucie County, IDR (A-1 Roof Trusses Company Project) (LOC; SouthTrust Bank) | 3.63 | 6/7/06 | 1,195,000 [a] | 1,195,000 |
| Sarasota, Water and Sewer Utility Revenue (Insured; FGIC) | 6.15 | 10/1/06 | 110,000 | 111,067 |
| Sarasota County, IDR (Sarasota Military Academy) (LOC; Wachovia Bank) | 3.58 | 6/7/06 | 1,930,000 [a] | 1,930,000 |
| Sarasota County Public Hospital Board, HR (Sarasota Memorial Hospital Project) (Insured; MBIA) | 4.15 | 10/1/06 | 150,000 | 150,255 |
| Sumter County Industrial Development Authority, IDR (Robbins Manufacturing Company Project) (LOC; Wachovia Bank) | 3.58 | 6/7/06 | 510,000 [a] | 510,000 |
| Tamarac, IDR (Arch Aluminum and Glass Company) (LOC; Comerica Bank) | 3.39 | 6/7/06 | 1,000,000 [a] | 1,000,000 |
| **Total Investments** (cost $347,332,899) | | | **101.6%** | **347,334,089** |
| **Liabilities, Less Cash and Receivables** | | | **(1.6%)** | **(5,356,465)** |
| **Net Assets** | | | **100.0%** | **341,977,624** |

[a]   *Securities payable on demand. Variable interest rate—subject to periodic change.*
[b]   *Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At May 31, 2006, these securities amounted to $71,440,000 or 20.9% of net assets.*

## Summary of Abbreviations

| | | | |
|---|---|---|---|
| **ACA** | American Capital Access | **AGC** | ACE Guaranty Corporation |
| **AGIC** | Asset Guaranty Insurance Company | **AMBAC** | American Municipal Bond Assurance Corporation |
| **ARRN** | Adjustable Rate Receipt Notes | **BAN** | Bond Anticipation Notes |
| **BIGI** | Bond Investors Guaranty Insurance | **BPA** | Bond Purchase Agreement |
| **CGIC** | Capital Guaranty Insurance Company | **CIC** | Continental Insurance Company |
| **CIFG** | CDC Ixis Financial Guaranty | **CMAC** | Capital Market Assurance Corporation |
| **COP** | Certificate of Participation | **CP** | Commercial Paper |
| **EDR** | Economic Development Revenue | **EIR** | Environmental Improvement Revenue |
| **FGIC** | Financial Guaranty Insurance Company | **FHA** | Federal Housing Administration |
| **FHLB** | Federal Home Loan Bank | **FHLMC** | Federal Home Loan Mortgage Corporation |
| **FNMA** | Federal National Mortgage Association | **FSA** | Financial Security Assurance |
| **GAN** | Grant Anticipation Notes | **GIC** | Guaranteed Investment Contract |
| **GNMA** | Government National Mortgage Association | **GO** | General Obligation |
| **HR** | Hospital Revenue | **IDB** | Industrial Development Board |
| **IDC** | Industrial Development Corporation | **IDR** | Industrial Development Revenue |
| **LOC** | Letter of Credit | **LOR** | Limited Obligation Revenue |
| **LR** | Lease Revenue | **MBIA** | Municipal Bond Investors Assurance Insurance Corporation |
| **MFHR** | Multi-Family Housing Revenue | **MFMR** | Multi-Family Mortgage Revenue |
| **PCR** | Pollution Control Revenue | **RAC** | Revenue Anticipation Certificates |
| **RAN** | Revenue Anticipation Notes | **RAW** | Revenue Anticipation Warrants |
| **RRR** | Resources Recovery Revenue | **SAAN** | State Aid Anticipation Notes |
| **SBPA** | Standby Bond Purchase Agreement | **SFHR** | Single Family Housing Revenue |
| **SFMR** | Single Family Mortgage Revenue | **SONYMA** | State of New York Mortgage Agency |
| **SWDR** | Solid Waste Disposal Revenue | **TAN** | Tax Anticipation Notes |
| **TAW** | Tax Anticipation Warrants | **TRAN** | Tax and Revenue Anticipation Notes |
| **XLCA** | XL Capital Assurance | | |

## Summary of Combined Ratings (Unaudited)

| Fitch | or | Moody's | or | Standard & Poor's | Value (%)[†] |
|---|---|---|---|---|---|
| F1+,F1 | | VMIG1,MIG1,P1 | | SP1+,SP1,A1+,A1 | 76.2 |
| AAA,AA,A[c] | | Aaa,Aa,A[c] | | AAA,AA,A[c] | 5.0 |
| Not Rated[d] | | Not Rated[d] | | Not Rated[d] | 18.8 |
| | | | | | **100.0** |

[†]   *Based on total investments.*
[c]   *Notes which are not F, MIG and SP rated are represented by bond ratings of the issuers.*
[d]   *Securities which, while not rated by Fitch, Moody's and Standard & Poor's, have been determined by the Manager to be of comparable quality to those rated securities in which the fund may invest.*

*See notes to financial statements.*

# STATEMENT OF ASSETS AND LIABILITIES

May 31, 2006 (Unaudited)

| | Cost | Value |
|---|---|---|
| **Assets ($):** | | |
| Investments in securities–See Statement of Investments | 347,332,899 | 347,334,089 |
| Interest receivable | | 2,287,581 |
| Prepaid expenses | | 31,142 |
| | | **349,652,812** |
| **Liabilities ($):** | | |
| Due to The Dreyfus Corporation and affiliates–Note 2(b) | | 142,659 |
| Cash overdraft due to Custodian | | 7,285,798 |
| Payable for investment securities purchased | | 151,335 |
| Payable for shares of Beneficial Interest redeemed | | 816 |
| Accrued expenses | | 94,580 |
| | | **7,675,188** |
| **Net Assets ($)** | | **341,977,624** |
| **Composition of Net Assets ($):** | | |
| Paid-in capital | | 341,976,434 |
| Accumulated gross unrealized appreciation on investments | | 1,190 |
| **Net Assets ($)** | | **341,977,624** |
| **Shares Outstanding** | | |
| (unlimited number of $.001 par value shares of Beneficial Interest authorized) | | 341,976,434 |
| **Net Asset Value,** offering and redemption price per share ($) | | **1.00** |

*See notes to financial statements.*

# STATEMENT OF OPERATIONS

Six Months Ended May 31, 2006 (Unaudited)

| Investment Income ($): | |
| --- | --- |
| **Interest Income** | **6,625,594** |
| **Expenses:** | |
| Management fee–Note 2(a) | 1,022,129 |
| Shareholder servicing costs–Note 2(b) | 52,587 |
| Trustees' fees and expenses–Note 2(c) | 50,051 |
| Professional fees | 32,956 |
| Custodian fees | 27,043 |
| Registration fees | 12,566 |
| Prospectus and shareholders' reports | 8,133 |
| Miscellaneous | 12,422 |
| **Total Expenses** | **1,217,887** |
| Less–reduction in management fee due to undertaking–Note 2(a) | (28,540) |
| **Net Expenses** | **1,189,347** |
| **Investment Income–Net** | **5,436,247** |
| **Net Unrealized Gain (Loss) on Investments–Note 1(b) ($)** | **1,089** |
| **Net Increase in Net Assets Resulting from Operations** | **5,437,336** |

*See notes to financial statements.*

# STATEMENT OF CHANGES IN NET ASSETS

| | Six Months Ended May 31, 2006 (Unaudited) | Five Months Ended November 30, 2005[a] | Year Ended June 30, 2005 |
|---|---|---|---|
| **Operations ($):** | | | |
| Investment income—net | 5,436,247 | 3,256,326 | 4,311,291 |
| Net realized gain (loss) on investments | – | – | 901 |
| Net unrealized appreciation on investments | 1,089 | 101 | – |
| **Net Increase (Decrease) in Net Assets Resulting from Operations** | **5,437,336** | **3,256,427** | **4,312,192** |
| **Dividends to Shareholders from ($):** | | | |
| **Investment income—net** | **(5,436,247)** | **(3,256,326)** | **(4,311,291)** |
| **Beneficial Interest Transactions ($1.00 per share):** | | | |
| Net proceeds from shares sold | 1,000,298,352 | 624,031,201 | 1,353,281,506 |
| Dividends reinvested | 5,184,759 | 3,136,776 | 4,134,399 |
| Cost of shares redeemed | (1,064,190,970) | (559,112,623) | (1,336,916,939) |
| **Increase (Decrease) in Net Assets from Beneficial Interest Transactions** | **(58,707,859)** | **68,055,354** | **20,498,966** |
| **Total Increase (Decrease) in Net Assets** | **(58,706,770)** | **68,055,455** | **20,499,867** |
| **Net Assets ($):** | | | |
| Beginning of Period | 400,684,394 | 332,628,939 | 312,129,072 |
| **End of Period** | **341,977,624** | **400,684,394** | **332,628,939** |

[a]  *The fund has changed its fiscal year end from June 30 to November 30.*
*See notes to financial statements.*

# FINANCIAL HIGHLIGHTS

The following table describes the performance for the fiscal periods indicated.
Total return shows how much your investment in the fund would have increased
(or decreased) during each period, assuming you had reinvested all dividends and
distributions. These figures have been derived from the fund's financial statements.

| | Six Months Ended May 31, 2006 (Unaudited) | Five Months Ended Nov. 30, 2005[a] | Year Ended June 30, | | | | |
| --- | --- | --- | --- | --- | --- | --- | --- |
| | | | 2005 | 2004 | 2003 | 2002 | 2001 |
| **Per Share Data ($):** | | | | | | | |
| Net asset value, beginning of period | 1.00 | 1.00 | 1.00 | 1.00 | 1.00 | 1.00 | 1.00 |
| Investment Operations: | | | | | | | |
| Investment income−net | .013 | .009 | .013 | .005 | .008 | .015 | .033 |
| Distributions: | | | | | | | |
| Dividends from investment income−net | (.013) | (.009) | (.013) | (.005) | (.008) | (.015) | (.033) |
| Net asset value, end of period | 1.00 | 1.00 | 1.00 | 1.00 | 1.00 | 1.00 | 1.00 |
| **Total Return (%)** | 2.69[b] | 2.03[b] | 1.26 | .49 | .82 | 1.46 | 3.34 |
| **Ratios/Supplemental Data (%):** | | | | | | | |
| Ratio of total expenses to average net assets | .59[b] | .60[b] | .60 | .61 | .63 | .62 | .64 |
| Ratio of net expenses to average net assets | .58[b] | .60[b] | .59 | .60 | .60 | .59 | .60 |
| Ratio of net investment income to average net assets | 2.66[b] | 2.06[b] | 1.27 | .49 | .80 | 1.43 | 3.26 |
| Net Assets, end of period ($ x 1,000) | 341,978 | 400,684 | 332,629 | 312,129 | 265,683 | 215,333 | 219,044 |

[a]  The fund has changed its fiscal year end from June 30 to November 30.
[b]  Annualized.
*See notes to financial statements.*

### NOTE 1—Significant Accounting Policies:

Dreyfus Florida Municipal Money Market Fund (the "fund") is registered under the Investment Company Act of 1940, as amended (the "Act"), as a non-diversified open-end management investment company. The fund's investment objective is to provide investors with as high a level of current income exempt from federal income tax as is consistent with the preservation of capital and the maintenance of liquidity. The Dreyfus Corporation (the "Manager") serves as the fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial"). Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares, which are sold to the public without a sales charge.

It is the fund's policy to maintain a continuous net asset value per share of $1.00; the fund has adopted certain investment, portfolio valuation and dividend and distribution policies to enable it to do so. There is no assurance, however, that the fund will be able to maintain a stable net asset value per share of $1.00.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

**(a) Portfolio valuation:** Investments in securities are valued at amortized cost in accordance with Rule 2a-7 of the Act, which has been determined by the fund's Board of Trustees to represent the fair value of the fund's investments.

**(b) Securities transactions and investment income:** Securities transactions are recorded on a trade date basis. Interest income, adjusted for accretion of discount and amortization of premium on investments, is earned from settlement date and recognized on the accrual basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Cost of investments represents amortized cost.

The fund has an arrangement with the custodian bank whereby the fund receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the fund includes net earnings credits, if any, as an expense offset in the Statement of Operations.

The fund follows an investment policy of investing primarily in municipal obligations of one state. Economic changes affecting the state and certain of its public bodies and municipalities may affect the ability of issuers within the state to pay interest on, or repay principal of, municipal obligations held by the fund.

**(c) Dividends to shareholders:** It is the policy of the fund to declare dividends daily from investment income–net. Such dividends are paid monthly. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carry-overs, if any, it is the policy of the fund not to distribute such gain.

**(d) Federal income taxes:** It is the policy of the fund to continue to qualify as a regulated investment company, which can distribute tax exempt dividends, by complying with the applicable provisions of the Code, and to make distributions of income and net realized capital gain sufficient to relieve it from substantially all federal income and excise taxes.

The tax character of distributions paid to shareholders during the fiscal periods ended November 30, 2005 and June 30, 2005 were all tax exempt income. The tax character of current year distributions will be determined at the end of the current fiscal year.

At May 31, 2006, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

### NOTE 2—Management Fee and Other Transactions With Affiliates:

**(a)** Pursuant to a management agreement with the Manager, the management fee is computed at an annual rate of .50% of the value of the fund's average daily net assets and is payable monthly. The Manager had undertaken from December 1, 2005 through May 31, 2006, to reduce the management fee paid by the fund, if the fund's aggregate annual expenses, exclusive of taxes, brokerage fees, interest on borrowings and extraordinary expenses, exceed an annual rate of .60% of the value of the fund's average daily net assets. The reduction in management fee, pursuant to the undertaking, amounted to $28,540 during the period ended May 31, 2006.

**(b)** Under the Shareholder Services Plan, the fund reimburses the Distributor, an amount not to exceed an annual rate of .25% of the value of the fund's average daily net assets for certain allocated expenses of providing personal services and/or maintaining shareholder accounts. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. During the period ended May 31, 2006, the fund was charged $33,618 pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended May 31, 2006, the fund was charged $9,466 pursuant to the transfer agency agreement.

During the period ended May 31, 2006, the fund was charged $1,926 for services performed by the Chief Compliance Officer.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consists of: management fees $148,675, chief compliance officer fees $1,605 and transfer agency per account fees $3,400 which are offset against an expense reimbursement currently in effect in the amount of $11,021.

**(c)** Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

# INFORMATION ABOUT THE REVIEW AND APPROVAL OF THE FUND'S MANAGEMENT AGREEMENT (Unaudited)

At a meeting of the fund's Board of Trustees held on May 24, 2006, the Board considered the re-approval for an annual period of the fund's Management Agreement, pursuant to which the Manager provides the fund with investment advisory and administrative services. The Board members, none of whom are "interested persons" (as defined in the Investment Company Act of 1940, as amended) of the fund, were assisted in their review by independent legal counsel and met with counsel in executive session separate from representatives of the Manager.

Analysis of Nature, Extent, and Quality of Services Provided to the Fund. The Board members received a presentation from representatives of the Manager regarding services provided to the fund and other funds in the Dreyfus fund complex, and discussed the nature, extent, and quality of the services provided to the fund pursuant to its Management Agreement. The Manager's representatives reviewed the fund's distribution of accounts and the relationships the Manager has with various intermediaries and the different needs of each. The Manager's representatives noted the diversity of distribution of the fund as well as among the funds in the Dreyfus fund complex, and the Manager's corresponding need for broad, deep, and diverse resources to be able to provide ongoing shareholder services to each of the fund's distribution channels. The Board also reviewed the number of shareholder accounts in the fund, as well as the fund's asset size.

The Board members also considered the Manager's research and portfolio management capabilities. The Board members also considered that the Manager also provides oversight of day-to-day fund operations, including fund accounting and administration and assistance in meeting legal and regulatory requirements, and the Manager's extensive administrative, accounting and compliance infrastructure.

Comparative Analysis of the Fund's Management Fee, Expense Ratio, and Performance. The Board members reviewed reports prepared by Lipper, Inc., an independent provider of investment company data, which included information comparing the fund's management fee

and expense ratio with a group of comparable funds (the "Expense Group") and with a broader group of funds (the "Expense Universe") that were selected by Lipper. Included in these reports were comparisons of contractual and actual management fee rates, total operating expenses and total return performance. The Manager furnished these reports to the Board along with a description of the methodology Lipper used to select the Expense Group and Expense Universe.

The Board reviewed the results of the Expense Group and Expense Universe comparisons for various periods ended March 31, 2006. The Board reviewed the range of management fees and expense ratios of the funds in the Expense Group and Expense Universe, and noted that the fund's contractual management fee was the third highest among the four funds in the Expense Group, while the fund's total expense ratio was the lowest among the Expense Group. The Board considered that the fund's total expense ratio reflected the Manager's voluntary undertaking to limit the fund's annual total expense ratio to .60% through October 31, 2006. Representatives of the Manager advised the Board that the undertaking would expire on October 31st and that, absent the undertaking, the Fund's current total expense ratio would approximate the Expense Group median.

The Board members also reviewed the reports prepared by Lipper that presented the fund's performance and placed significant emphasis on comparisons of income and total return performance among groups of funds (the "Performance Group" and the "Performance Universe") that were composed of the same funds included in the Expense Group and Expense Universe. The Board noted that the fund had the highest performance ranking among its Performance Group and ranked in the second or third quintile for the Performance Universe on a total return basis for the 1-, 2-, 3-, 4-, 5-, and 10-year time periods.

Representative of the Manager noted that there were no funds or accounts managed by the Manager or its affiliates with similar investment objectives, policies and strategies as the fund.

<u>Analysis of Profitability and Economies of Scale.</u> The Manager's representatives reviewed the dollar amount of expenses allocated and profit received by the Manager and the method used to determine such expenses and profit. The Board considered information, previously provided and discussed, prepared by an independent consulting firm regarding the Manager's approach to allocating costs to, and determining the profitability of, individual funds and the entire Dreyfus mutual fund complex. The Board members also considered that the methodology had also been reviewed by an independent registered public accounting firm which, like the consultant, found the methodology to be reasonable. The consulting firm also analyzed where any economies of scale might emerge in connection with the management of the fund. The Board members evaluated the profitability analysis in light of the relevant circumstances for the fund, including the increase in fund assets from the prior year, and the extent to which economies of scale would be realized if the fund grows and whether fee levels reflect these economies of scale for the benefit of fund shareholders. The Board members also considered potential benefits to the Manager from acting as investment adviser to the fund and noted that there were no soft dollar arrangements in effect with respect to trading the fund's portfolio.

It was noted that the Board members should consider the Manager's profitability with respect to the fund as part of their evaluation of whether the fees under the Management Agreement bear a reasonable relationship to the mix of services provided by the Manager, including the nature, extent, and quality of such services and that a discussion of economies of scale is predicated on increasing assets and that, if a fund's assets had been decreasing, the possibility that the Manager may have realized any economies of scale would be less. The Board members also discussed the profitability percentage ranges determined by appropriate court cases to be reasonable given the services rendered to investment companies. It was noted that the profitability percentage for managing the fund was not unreasonable given the fund's overall performance and generally superior service levels provided. The Board also noted the Manager's absorption of certain expenses of the fund over the past year and its effect on the profitability of the Manager.

At the conclusion of these discussions, the Board agreed that it had been furnished with sufficient information to make an informed business decision with respect to continuation of the fund's Management Agreement. Based on the discussions and considerations as described above, the Board made the following conclusions and determinations.

- The Board concluded that the nature, extent, and quality of the services provided by the Manager are adequate and appropriate.
- The Board was satisfied with the fund's overall performance.
- The Board concluded that the fee paid to the Manager by the fund was reasonable in light of the services provided, comparative performance and expense and advisory fee information, costs of the services provided, and profits to be realized and benefits derived or to be derived by the Manager from its relationship with the fund.
- The Board determined that the economies of scale which may accrue to the Manager and its affiliates in connection with the management of the fund had been adequately considered by the Manager in connection with the management fee rate charged to the fund, and that, to the extent in the future it were to be determined that material economies of scale had not been shared with the fund, the Board would seek to have those economies of scale shared with the fund.

The Board members considered these conclusions and determinations, along with the information received on a routine and regular basis throughout the year, and, without any one factor being dispositive, the Board determined that re-approval of the fund's Management Agreement was in the best interests of the fund and its shareholders.

NOTES

# For More Information

**Dreyfus Florida Municipal Money Market Fund**
200 Park Avenue
New York, NY 10166

**Manager**

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

**Custodian**

The Bank of New York
One Wall Street
New York, NY 10286

**Transfer Agent & Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

**Distributor**

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

**Telephone** 1-800-645-6561

**Mail** The Dreyfus Family of Funds, 144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

**E-mail** Send your request to info@dreyfus.com

**Internet** Information can be viewed online or downloaded at: http://www.dreyfus.com

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

Information regarding how the fund voted proxies relating to portfolio securities for the 12-month period ended June 30, 2005, is available on the SEC's website at http://www.sec.gov and without charge, upon request, by calling 1-800-645-6561.



0741SA0506